EXHIBIT 2
September 26, 2008
To the Secretary of Trinity Biotech, plc
IDA Business Park
Bray, Co.
Wicklow, Ireland
REQUEST FOR EXTRAORDINARY GENERAL MEETING
     The undersigned holders of American Depositary Receipts (“ADRs”) of Trinity Biotech plc (the “Company”), hereby request the calling of an Extraordinary General Meeting of Company shareholders to consider the following Ordinary Resolution:
     BE IT RESOLVED that the following individuals be removed as Directors of the Board of Directors of the Company, in accordance with the procedures set forth in Section 94 of the Articles of Association of the Company:
Ronan O’Caoimh
Brendan K. Farrell
Rory Nealon
Jim Walsh
Denis R. Burger
Peter Coyne
     and that the following individuals be appointed in their places:
Thomas J. Reidy
Jack C. Chow
Steven S. Mock
John H. Halsey
Mike Gausling
     The undersigned ADR Holders further direct that the Company shareholders be given prompt written notice (the “Meeting Notice”) of the Extraordinary General Meeting so called at least 28 clear days prior to the date set for the meeting and that the Meeting Notice be promptly sent to the Bank of New York Mellon, as depositary (the “Depositary”) under the Deposit Agreement dated as of October 21, 1992 among the Company, the Depositary and the owners and holders of the ADRs. Concurrently with the sending of the Meeting Notice to the Depositary, the Company shall request in writing that the Depositary shall, as soon as practicable thereafter, mail to the owners of the ADRs a notice which shall contain (a) such information as is contained in such notice of meeting and (b) a statement that the owners of the ADRs will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the amount of shares of deposited share of the Company represented by the respective American Depositary Shares evidenced by their ADRs.

ADR Holder:
By:	/s/ THOMAS J. REIDY
THOMAS J. REIDY

And by those additional ADR Holders executing and delivering a Joinder.